UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HOUSE OF BODS FITNESS, INC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44176V107

(CUSIP Number)

Tammy Skalko

5417 Napoli Cove

Lake Mary, FL 32746

(407) 257-0400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44176V107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tammy Skalko
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION American Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,650,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,650,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,650,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN
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Item 1.  Security and Issuer.

 This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of House of BODS Fitness, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5417 Napoli Cove, Lake Mary, FL 32746.

Item 2.  Identity and Background.

 This Schedule 13D is being filed by:

(1) (a) – (c) Tammy Skalko (“Skalko”) is a American Citizen as Chief Executive Officer, President, and Director House of BODS Fitness, Inc. The business address for Skalko is 5417 Napoli Cove, Lake Mary, FL 32746.

Skalko is an owner and officer/director with voting and investment power over shares of the House of BODS Fitness, Inc. (the “Company”) held 14,650,000 shares in the name of Tammy Skalko.

(d) During the past five years, neither the Reporting Person, nor the entity, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor the entity, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 All of the shares of Common Stock beneficially held by the Reporting Person were earned by the Reporting Person.

Item 4.  Purpose of Transaction.

 Skalko acquired the securities of the Issuer through creation of the company. Depending on general market and economic conditions affecting the Issuer and other relevant factors, Skalko may purchase or earn additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Skalko reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 44176V107

Item 5.  Interest in Securities of the Issuer.

(a)	and (b) Skalko is the beneficial owner of an aggregate of 14,650,000 shares of Common Stock of the Company, representing approximately 91.2% of the total issued and outstanding shares of Common Stock, computed as set forth in Item 11 above as of December 17, 2014.
(c)	Since December 17, 2014, the Reporting Person has not affected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Skalko is the CEO, President, and Director of House of BODS Fitness, Inc.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 09, 2015

House of BODS Fitness, Inc.

/s/ Tammy Skalko

Tammy Skalko

CEO, President, and Director